UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36278

Adynxx, Inc.

(Exact name of registrant as specified in its charter)

100 Pine Street, Suite 500

San Francisco, California 94111

Telephone: (415) 512-7740

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share: 256 holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Adynxx, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Adynxx, Inc.

Date:	March 20, 2020	By:	/s/ Rick Orr
			Name:	Rick Orr
			Title:	President and Chief Executive Officer